20549-0408

                                    March 1, 2005


Vito S. Pantilione, President
Parke Bancorp, Inc.
601 Delsea Drive
Washington Township, New Jersey  08080

Re: Parke Bancorp, Inc.
       Form S-4, filed January 31, 2005
       File Number 333-122406

Dear Mr. Pantilione:

      We have given a full review to your Form S-4 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a significant number of blank spaces throughout the filing. When you complete this information we may have further comments. For example, officers and directors of the bank may control a significant percentage of bank shares outstanding, but you have not completed this information. If this ownership level will virtually assure or make likely voter approval this needs to be discussed in the forepart of the document.




2. Please revise the filing to cull legalistic terms and phrases such as "hereto," "thereof," "pursuant to," "herein" and the like.

Comparison of Shareholders` Rights... - page 1

3. Please indicate the types of differences referenced at this heading. Also, on page 2, disclose what it means that shareholders have dissenters rights.

Management After the Reorganization - page 2

4. We note from page 8 that the board of the registrant will be significantly different than the bank`s board. Under a new subheading such as Directors of the Holding Company disclose the identity of the new directors of the registrant and describe the later addition of nine directors.

Purpose of Meeting - page 4

5. We note from the second paragraph that you may adjourn the meeting to solicit additional proxies to ensure passage of a proposal. You must specifically seek shareholder approval to vote their proxies for the purpose of adjourning the meeting to solicit additional proxies to ensure passage of a proposal. Please revise the proxy, notice and proxy statement accordingly.

Summary

6. In the summary section please briefly explain the reason for creating the holding company. Include the effect upon the company`s
Nasdaq listing if shareholders do not approve the new holding company.

Form 10-KSB - page 6

7. Please provide a more descriptive heading for this section.

Preservation of Nasdaq Listing, page 8

8. Disclose when the new rule went into effect.

9. Please revise this discussion to place the last sentence of the second paragraph in appropriate context. You seem to negate the situation before explaining what the problem is. Also, your opinion regarding the independence of these persons seems to have no relevance to your problem with Nasdaq rules.

10. Give the dollar amount of the two purchases by the bank and, if correct, specifically state that these represented a violation of the
Nasdaq independence rules you reference.

11. Indicate why this violation occurred and when you discovered it.
Was the board unaware of the related independence rules?

12. Disclose the consequences of this violation on Nasdaq trading in the bank shares.

13. Please specifically identify the registrant`s "non-employee" directors and explain how each is independent. You state that at the time of the violation all of the bank directors were involved. Both
Mr. Pennoni and Mr. Dalton, as disclosed on page 53, seem to have been bank directors at that time.

14. If the proposed bank holding company formation and unusual director situation have been discussed with NASD officials, please describe this in the filing. For example, has it been agreed with the NASD that the proposed bank holding company arrangements will be acceptable to the NASD, or is this only the conclusion of the registrant`s management or counsel?

15. Disclose the consequences for the bank if the holding company formation is not approved by shareholders.

16. Reference is made to the first sentence in the last paragraph on page 8. Please delete the term "arms length." Consider also deleting the notion that they were "permissible." Otherwise, the text also needs to make clear that while they may have been "permissible" under some rules, they were not permissible under Nasdaq rules.

17. Here or elsewhere, as appropriate, please briefly disclose why the company is planning to fill the nine positions by resolution.
Given that several years will intervene and the apparent certainty of the arrangements, it seems possible that this matter can be addressed at a meeting of shareholders.

18. Where appropriate, if Mr. Pennoni and the 11 other bank directors will own a controlling percentage of the holding company`s shares, disclose the impact of this on their capacity to elect holding company directors and thereby control the future course of the holding company.

19. Where appropriate, disclose how the arrangement to bring on the 9 directors is evidenced. Consider filing any agreement as an exhibit.
Note the Regulation S-B requirement for filing material contracts as exhibits.





Tax Consequences - page 10

20. Revise the first sentence to indicate that the material federal tax consequences are addressed. Also, revise the second sentence to indicate that the representations relied upon were only factual representations. Revise the actual opinion in the same fashion.

Comparison of Shareholders` Rights - page 11

21. Please delete the qualification in the third paragraph. The discussion and explanations should be in sufficient detail to make such a reference unnecessary.

Management`s Discussion and Analysis of Financial Condition and
Results                                 of Operations - page 21

22. We noted that the gross loan balance increased approximately
54%
from December 31, 2002 to December 31, 2003 while your net deferred loan fees increased 3%. Please revise the MD&A to disclose any known trends or changes regarding loan fees in your lending portfolio and/or the amount of costs that you defer in accordance with SFAS 91.

Forward Looking Statements - page 21

23. There is no safe harbor provision for forward looking information in an initial public offering. Please revise the test to remove any implication that you are relying on a safe harbor provision relating to this disclosure.

Investment Activities - page 47

24. Please revise here and throughout your filing to separately classify securities that are legally backed by the full faith and credit of the U.S. government and those that are not such as securities issued by government-sponsored enterprises. Refer to section II.C.2. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance issued on November 30, 2004.

Management - page 53

25. We note that this information is only for the bank. Please carefully consider the requirements set out in Items 401, 402, 403 and 404 of Regulation S-B. Insure that the required information is provided for Parke Bancorp. This might be either new disclosure or additional explanation as to how the bank information applies to the holding company.





Certain Relationships and Related Transactions - page 59

26. Provide the information required by Item 404 of Regulation SB for the two property purchases discusses on page 8. Be sure to indicate how the prices were determined, whether they were reached at arms length and the extent to which management believes they are comparable to terms that could have been reached with unaffiliated parties.

Description of Securities - page 62

27. Reflect here your legal opinion as to whether or not the common stock of Parke Bancorp to be issued will be validly issued, fully paid and non-assessable.

Note 6. Allowance for Loan Losses - page F-17

28. Please disclose for the most recent reported period, the gross interest income on nonaccrual loans that would have been recorded in the period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period. Refer to Instruction (2) of Item III.C in Industry Guide 3.

Note 13. Shareholders` Equity - page F-25

29. Please revise to disclose the nature of your 2003 and 2002 common stock offerings.

Note 14. Bank-Owned Life Insurance - page F-26

30. Please revise to disclose your accounting policies for bank-owned life insurance, disclosing the face amount of bank-owned life insurance policies, any restrictions on the use of proceeds and the amount of any loans offset against cash surrender values. Also, revise the Business section to disclose the business reasons for purchasing these policies.

Appendix A

31. We note that you have filed Appendix D, but Appendix Items A,
B
and C are missing.  Please file these in your amended Form S-4.

Signatures - page II-5

32. It is generally understood that persons signing the Form S-4 as a director or one of the 3 principal officers are doing so as either a director or employee of the registrant. We note from page 8 that only Mr. Pennoni, Mr. Choate and Mr. Dalton are directors of Parke Bancorp. Please revise the signature page as correct.


33. Identify the person serving in the capacity of controller or principal accounting officer of the registrant, as required by the signature instructions for Form S-4.

Exhibits

34. Consider the consents required by Item 439 of Regulation C.
We
note that the nine directors to be appointed to the registrant`s board are known, there appears to be no uncertainty as to their appointment and in fact Mr. Pantilione is currently signing the Form
S-4 on behalf of Parke Bancorp. Please provide these consents for the nine bank directors.

Exhibit 5

35. The law firm providing this opinion cannot qualify its opinion based on the jurisdictions in which it is licensed. Revise the opinion to delete the last sentence of the third paragraph.

Exhibit 8

36. At Representations of Management, page 5, we note the numerous legal conclusions reached by the registrant. Revise the opinion so that only factual information from the registrant is being relied upon.

General - Accounting

37. Please provide an updated consent from your independent accountants in the pre-effective amendment.

38. To the extent the effectiveness of the registration statement is delayed, please update the financial statements under Item 310(g) of
Regulation S-B.




						* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.











      Direct any questions on accounting matters to Michael
Volley,
at 202-824-5568 or to Donald Walker, Senior Assistant Chief
Accountant, at 202-942-1799. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-2889.

      						Sincerely,



							William C-L Friar
      Senior Financial Analyst



By fax : Tiffany A. Hasselman
	  Fax number 202-434-4661










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Parke Bancorp, Inc.
Page 8